Exhibit 20(ii)

TAYCO DEVELOPMENTS, INC.
ANNUAL REPORT 2004

President's Letter

Dear Shareholder,

The Management and Board of Directors of Tayco Developments are pleased to provide you this 2004 Annual Report.  The Company did well in the past year; sales rebounded to $623,710 from $525,940 in 2003.  This was due largely to an increase of 250% in royalty income from use of the Company's patented products by affiliate Taylor Devices.  This increase in revenue was partially offset by higher expenditures on research and development for new products, most notably the seating isolation systems developed for the U.S. Military that are now in service with the U.S. Navy SEALS.  Additional research effort was also directed toward the Tayco Tension-Compression Shock Isolator, commercializing this former military technology toward civilian applications.  Net income for 2004 was reduced to $94,001 from $186,635 in the previous year.

Other areas of increased research activity include work on shock isolation systems for naval combatants.  As this report goes to press, a contract has been received from a European Government (allied with the United States) for Tayco to design isolation systems for the decks of a new warship.  For this project the Company's engineers will be doing computer simulations of the ship, subjecting it to various types of enemy weapons' detonation and optimizing isolation systems for all attack scenarios. Space on large warships is typically allocated to offensive systems first, with ship defense and survivability systems last.  Thus, we expect that packaging of the isolation system into limited space will present several technical challenges for our spring and damper elements.  This new project uses block funding, where successful completion of each contract segment is necessary to receive the subsequent funding block.  To win the contract, Tayco's proposed technology was subject to intense competition from European manufacturers.  Some of the competing products were similar to Tayco's, while others used technology that was entirely different.  To be successful we must meet formal contractual constraints on performance, package size, cost, and schedule for each funded block of effort.

The first block of funds relate to analysis, simulation, and packaging.  The analysis and simulation will include various specified points of detonation with the modeled ship and deck moving in all directions.  This will stretch our computing capabilities to their limits.  The results of the simulation will be given to Taylor Devices, who will use their computerized design capabilities to generate a size and shape for the isolators.  These results will be "fed back" to Tayco for the next iteration of analysis and simulation.  After three or four of these iterations we should arrive at a working design to be presented to the customer.  On previous naval systems projects, Tayco usually acted as a consultant, helping the shipyard or prime contractor with in-house analysis and simulation.  However, on this new project, Tayco is doing these tasks on a turnkey basis.

This year's Annual Report features a new application for Tayco's Tension-Compression Shock Isolators.  The Peace and Friendship Stadium in Athens, Greece is one of the facilities used for this year's Summer Olympic Games.  While undergoing remodeling, substantial damage was found at the juncture between the stadium's unique roof and its supporting walls.  Evidently the damage was caused by a major earthquake that struck Athens in 1999 with a magnitude of 5.9.  The roof and walls of the structure are largely concrete, and the damage did not become visible until several years of rain and salt air exposure revealed visible cracks.  The roof was originally mounted on flat sliding bearings, an early form of seismic isolation that is considered to have poor performance by today's standards.  The simplest solution was to retain the sliding bearings as a means to allow the roof to move, then add 128 pieces of Tayco's Tension-Compression Isolators as the primary means of seismic energy dissipation.  The biggest problem was to scale up Tayco's relatively small Tension-Compression Isolators to a size large enough to push the entire roof back into its original position after the earthquake has passed.  This up-sizing of the Tension-Compression Isolator was accomplished without difficulty, resulting in a contract to Taylor Devices for the isolators, with Tayco receiving patent royalties.

We hope that favorable publicity for such a high visibility project as the Peace and Friendship Stadium will bode well for more applications of Tayco's proven technology on large structural systems.  Tayco has done well in past years when successful military products have been transitioned to public use.  Hopefully, this will be one of many examples of the Company's achievements in the future.

Sincerely,
TAYCO DEVELOPMENTS, INC.

/s/ Douglas P. Taylor
Douglas P. Taylor
President

Board of Directors and Executive Officers

DOUGLAS P. TAYLOR
Board Member and President
Tayco Developments, Inc.

Mr. Taylor holds a B.S. degree in Mechanical Engineering from the State University of New York at Buffalo, awarded in 1971.  He has been employed by Tayco Developments since 1966 and was appointed President in April 1991.  Mr. Taylor is also President of Taylor Devices, Inc., an affiliate of Tayco Developments, where he has been employed since 1971.  He is inventor or co-inventor on 29 U.S. patents assigned to Tayco Developments and is widely published within the shock and vibration community.  His technical papers have been published by the American Society of Civil Engineers, the Applied Technology Council, the Association of Iron and Steel Engineers, the Journal of Shock and Vibration, the National Fluid Power Foundation, the National Science Foundation, the New York State Science and Technology Foundation, the Shock and Vibration Symposium, the Society of Automotive Engineers, the United States Air Force and the United States Marine Corps. Since 1988, Mr. Taylor has hosted internship programs for engineering students, affiliated as an industrial sponsor with the State University of New York at Buffalo, the Erie County State of New York Board of Co-operative Educational Services, and the North Tonawanda, New York Public School System.  Since 1991, Mr. Taylor has participated in research projects in the field of earthquake protection, in association with the Civil Engineering Department at SUNY Buffalo and the Multidisciplinary Center for Earthquake Engineering Research.  As a result of this research, military technology from the Cold War era is now being used worldwide for seismic and high wind protection of commercial building and bridge structures.  In 1994, Mr. Taylor was named to the American Society of Civil Engineers' Subcommittee on the Seismic Performance of Bridges.  In 1998, Mr. Taylor was appointed to an Oversight Committee of the U.S. Department of Commerce, developing guidelines for implementation of damping technology into buildings and other structures, as part of the U.S. National Earthquake Hazard Reduction Program.  In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Government's Small Business Innovation Research program.  In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering.  Mr. Taylor is also a founding member of the International Association on Structural Control.

JOSEPH P. GASTEL
Board Member and Secretary
Tayco Developments, Inc.

Mr. Gastel was granted a B.S. degree in Mechanical Engineering with Distinction in 1949 from the University of Rochester, where has was elected to Tau Beta Pi Honorary Engineering Fraternity.  He also holds a Juris Doctor degree from Georgetown University where he served on the staff of the law journal.  Mr. Gastel has been a member of the Board of Directors of both Tayco Developments, Inc. and Taylor Devices, Inc. since 1984 and has also been Secretary of both of these corporations from that date.  Mr. Gastel has been patent counsel for Tayco Developments, Inc. since 1972 and has obtained 46 United States patents for this corporation as well as numerous foreign patents.  He was previously employed as a patent examiner in the United States Patent and Trademark Office and as a patent solicitor for the U.S. Navy.  He was also law clerk to Federal Judge Noble L. Johnson of the United States Court of Customs and Patent Appeals in Washington, DC.  Mr. Gastel also served as a staff patent attorney at Carrier Corporation in Syracuse and thereafter was house patent counsel to Trico Products Corporation in Buffalo, New York before opening his own office for the practice of patent and trademark law.  Mr. Gastel is admitted to the Bars of the District of Columbia and New York State and is also admitted to practice before the United States Patent and Trademark Office.

DAVID A. LEE
Board Member and Vice President
Tayco Developments, Inc.

Dr. David Lee holds a Ph.D. (1965) and an M.S. degree in Mechanical Engineering from the University of Southern California and a B.S. degree in Mechanical Engineering from Cal Tech.  He was appointed Vice President of Tayco Developments in April 1991.  Dr. Lee is also a consultant for our affiliate, Taylor Devices, employed since 1974.  From 1964 to 1974, he was employed by Mechanics Research, Inc., attaining the position of Vice President of Science and Technology.  From 1958 to 1964, he was employed by TRW Space Systems, attaining the position of Head, Engine Design Section, for NASA's Lunar Module and Surveyor Satellite Programs.  Dr. Lee is co-inventor on five U.S. patents assigned to Tayco Developments and is widely published within the Engineering community, notably in the areas of spacecraft design, rocket design, and shock and vibration.

PAUL L. TUTTOBENE
Board Member
Tayco Developments, Inc.

Mr. Tuttobene holds a B.S. degree in Marketing from St. John Fisher College, awarded in 1985.  He is the President and founder of PLT Associates, a manufacturers representative and consulting firm based in Rochester, New York.  PLT Associates has represented Taylor Devices and Tayco Technology in New York and New England since 1989.   Mr. Tuttobene is also President and CEO of Whitetail Devices, Inc., a manufacturer of specialized sporting goods based in Pittsford, New York.  From 1986 to 1988, Mr. Tuttobene was employed by AMP Incorporated of Harrisburg, Pennsylvania as the Assistant Marketing Manager for their National Accounts Division.  Prior to AMP, he was employed by the NCR Corporation as their Territory Manager of NCR's Media Products Division for Western New York.

JANICE NICELY
Board Member
Tayco Developments, Inc.

Ms. Nicely has been employed by the Corporation since 1980.  From 1981 to 2002 she served as the Company's Office Manager and Shareholder Relations Manager.  Ms. Nicely also served as Shareholder Relations Manager, Chief  Security Officer and Stock Registrar for our affiliate, Taylor Devices, Inc. from 1981 to 2002.  Ms. Nicely is currently serving as Consultant in the Shareholder Relations Department.  She has also served on the Board of the Health Association of Niagara County.

    TAYCO DEVELOPMENTS, INC.

May 31, 2004

CORPORATE INFORMATION

* * *

MARKET INFORMATION

* * *

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

* * *

FINANCIAL STATEMENTS

* * *

NOTES TO FINANCIAL STATEMENTS

Corporate Profile

The Company was incorporated in the State of New York on July 22, 1955, and is a patent holding company engaged in research, development and licensing to manufacture shock and vibration isolators, energy storage and shock absorption components for use on various types of vehicles, machinery and equipment.  The Company sells research and development engineering services to its affiliate, Taylor Devices, Inc. ("Devices"), and pursuant to a certain License Agreement dated November 1, 1959 ("License Agreement") has licensed Devices to manufacture and sell certain of the Company's patented products.  The products sold are used in the defense, aerospace and commercial industries.

The Company continues to research and develop new and advanced technology products.

The Company's primary products include a wide spectrum of components utilized for the absorption and/or attenuation of transient and/or steady state motion of mechanical elements.  Specific components include shock absorbers, vibration dampers, seismic shock arresters, vehicle suspension devices and recoil absorbers.  These components may utilize either hydraulic, elastomer, or electronic means to obtain their required output.

A correlative component of these products is the analysis and development of design specifications for various types of energy absorption devices.  The Company maintains an extensive computer database of shock pulses, combined with its own proprietary structural analysis computer codes.  The Company markets analytical services utilizing these assets.

The Company does not use sales representatives or distributors because the majority of its work is performed under contract with Devices.  The Company faces no significant competition due to the nature of its patented products and the subcontracting arrangement with Devices The Company holds approximately 43 patents expiring at different times until the year 2021.

Under the License Agreement, the Company granted Devices preferential rights to market in the United States and Canada all existing and future inventions and patents owned by the Company.   Devices pays a 5% royalty to the Company on sales of items sold and shipped.  Payments of royalties are required to be made quarterly.

In addition, the License Agreement provides for the Company to pay Devices 10% of the gross royalties received from third parties who are permitted to make, use and sell machinery and equipment under patents not subject to the License Agreement.  These royalties also apply to certain apparatus and equipment subject to the License Agreement, which has been modified by Devices, with the rights to the modification assigned to the Company.

The Company, Devices, and Tayco Realty Corporation ("Realty") share common management and a close business relationship.  Particularly as it may relate to the Company and Devices, as separate corporations responsible to their own shareholders, corporate interests may from time to time diverge as to various aspects of their business, including the development of future inventions and patents, which could be licensed to licensees other than Devices.

Corporate Data

OFFICERS AND DIRECTORS
Douglas P. Taylor, President and Board Member
David A. Lee, Vice President and Board Member
Joseph P. Gastel, Secretary and Board Member
Paul L. Tuttobene, Board Member
Janice M. Nicely, Board Member

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Lumsden & McCormick, LLP
403 Main Street
Suite 430
Buffalo, NY 14203

GENERAL COUNSEL
Hiscock and Barclay, LLP
1100 M&T Center
3 Fountain Plaza
Buffalo, NY 14203-1486

TRANSFER AGENT AND REGISTRAR
Taylor Devices, Inc. as agent for
Tayco Developments, Inc.
100 Taylor Drive
P.O. Box 748
North Tonawanda, NY 14120-0748
716-694-1124
Attention: Kathleen A. Nicosia

A copy of the financial report on form 10-KSB can be obtained free of charge by written request to the attention of Kathleen A. Nicosia, IR, at the Company's address indicated above.  Exhibits to the reports on form 10-KSB can be obtained for a postage and handling fee.

Market Information

The Company's Common Stock is traded over the counter and is quoted by the Over the Counter Bulletin Board (OTCBB) under the symbol TYCO.

The market prices noted below for fiscal years 2004 and 2003 were obtained from the Pink Sheets and represent estimated prices between dealers, without retail mark-up, markdown or commission.

Fiscal 2004

Fiscal 2003

High

Low

High

Low

First Quarter	1.9000	1.7500	3.0000	2.1000
Second Quarter	1.8500	1.6500	2.1000	1.6500
Third Quarter	2.0000	1.7000	2.2000	1.9200
Fourth Quarter	2.0500	1.7000	1.9100	1.7700

As of August 17, 2004, the outstanding and issued share amount was 987,928 and the approximate number of holders of record of Common Stock of the Company was 371.  Even though a significant number of shares of the Company's Common Stock are held in street name, the Company does not believe that the total number of beneficial owners of its Common Stock exceeds 1,000.  There were no dividends declared in fiscal year 2004.

Tayco Developments, Inc. is an electronic filer.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding its issuers that file electronically with the SEC (http://www.sec.gov).

Notice Of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 5, 2004 at 2:00 p.m.  This year's meeting will be held at the Holiday Inn, 1881 Niagara Falls Boulevard, Amherst, New York.  Shareholders desiring accommodations may call the Holiday Inn at 716-691-8181.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A summary of the period to period changes in the principal items included in the consolidated statements of income is shown below:

Comparison of the years ended
May 31, 2004 and 2003
Increase / (Decrease)
Royalties revenue	$197,000
Research & development revenue	$(99,000)
Research & development expense	$120,000
Selling, general and administrative expense	$62,000
Other income	$82,000
Equity in net income of affiliates	$(101,000)
Net income	$(93,000)

For the year ended May 31, 2004  (All figures being discussed are for the year ended May 31, 2004 as compared to the year ended May 31, 2003.)

The Company's results of operations showed a 19% increase in net revenues with a decrease in net income of 50%. The increase in revenue is attributable to royalties revenue recorded as a result of Devices increased sales of manufactured products using the Company's patented technology. This patented technology is used in Devices' Tension / Compression Liquid Spring Isolators, which increased sales by $3,940,000 over the prior year.  Mitigating the increase from royalties was a decrease of research & development revenue resulting from lower levels of billable engineering hours on projects for Devices.

Research and development expense increased 69% to $293,000.  This increase is the result of the Company's intensified research efforts on the Tension / Compression Liquid Spring Isolators and the Hermetic Metal Bellows Dampers due to increased demand for new forms of this technology from established customers.  This increase in expense is directly related to the increase in royalties revenue as this technology was used in some of the projects completed by Devices during the year.  This increase in expense is also expected to result in future royalty revenue as the technology is used on products sold by Devices.  Selling, general and administrative expenses increased by 28% to $282,000 primarily because the Company was charged for shared facility, clerical and management expenses by Devices in the current year.  Only building rental charges were recorded in the prior year.

Management is focused on continued development of new applications for existing technology that will lead to high volume production and increased royalty income.  The primary markets targeted are military and aerospace.

Included in interest income for the year ended May 31, 2004, is interest of $26,300 earned from Devices for non-current receivables.  The interest was calculated using the average balance owed by Devices during each fiscal quarter at a rate equal to the prevailing prime rate less .25%.  Subsequent to May 31, 2004, Devices issued an unsecured promissory note payable to the Company for $775,716, the outstanding balance at May 31, 2004.  Interest, at 5% per year, is receivable monthly through June, 2005 when any unpaid principal is due to be received.

Other miscellaneous income of $54,000 is primarily the amount of proceeds from the life insurance policies on the Company's founder, Paul H. Taylor, in excess of the net of the cash surrender value of the policies and loans against the policies.

Equity in the net income of affiliates was $385.  This compares to income of $102,000 for the prior year.

Net income was $94,000 or $0.09 per share.  This is down from the prior year's level of $187,000 or $0.19 per share.  This is a result of the aforementioned items.

In addition to working on product development and bid projects on behalf of Devices, Tayco's engineers are working on new military applications for the Seating Isolation System as well as expanded aerospace applications for the Cargo Isolation Systems.   Management believes that if the U.S. Department of Defense increases expenditures on new development programs, royalty revenue may increase, as new applications using the Company's technology are marketed.

The balance sheet as of May 31, 2004 is comparable to that of the prior year-end and management believes that it is likely to remain so throughout the next fiscal year.

Management believes that the Company's internally generated cash will be sufficient to fund ongoing operations for the fiscal year ending May 31, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Tayco Developments, Inc.

We have audited the accompanying balance sheets of Tayco Developments, Inc. as of May 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tayco Developments, Inc. as of May 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Lumsden & McCormick, LLP
Buffalo, New York
August 4, 2004

TAYCO DEVELOPMENTS, INC.

Balance Sheets

May 31,	2004	2003

Assets
Current assets:
Cash	$ 46,092	$ 24,806
Short-term investments	59,963	57,100
Prepaid income taxes	9,837	38,401
Prepaid expenses	5,298	7,069
Total current assets	121,190	127,376

Investments in affiliates, at equity (Note 2)	2,407,008	2,406,623

Receivable - affiliate, net (Note 8)	775,716	561,504
Property and equipment, net (Note 3)	-	-

Cash value of life insurance (Note 5)	-	105,058

Intangible assets, net (Note 4)	114,358	128,953

	$ 3,418,272	$ 3,329,514

Liabilities and Stockholders' Equity
Current liabilities:
Accrued payroll	$ 8,900	$ 12,585
Other accrued expenses	5,468	1,200
Total current liabilities	14,368	13,785

Deferred income taxes (Note 6)	-	-

Stockholders' equity:
Common stock - authorized 1,000,000 shares $.05 par value,
issued 993,922 shares	49,696	49,696
Paid-in capital	670,605	670,605
Retained earnings	2,695,058	2,601,057
	3,415,359	3,321,358
Treasury stock - 5,994 and 3,709 shares at cost	(11,455)	(5,629)
Total stockholders' equity	3,403,904	3,315,729

	$ 3,418,272	$ 3,329,514

See accompanying notes.

TAYCO DEVELOPMENTS, INC.

Statements of Income

For the years ended May 31,	2004	2003

Revenues (Note 8):
Royalties	$ 321,789	$ 125,030
Research and development	301,921	400,910
Total revenues	623,710	525,940

Operating expenses:
Research and development	292,665	172,991
Selling, general and administrative	281,642	219,998
Depreciation and amortization	15,920	17,746
Total operating expenses	590,227	410,735

Operating income	33,483	115,205

Other income:
Miscellaneous	53,552	-
Interest, net	29,581	1,403
Total other income	83,133	1,403

Income before income taxes and equity in net income of affiliates	116,616	116,608

Provision for income taxes (Note 6)	23,000	31,600

Income before equity in net income of affiliates	93,616	85,008

Equity in net income of affiliates (Note 2)	385	101,627

Net income	$ 94,001	$ 186,635

Basic and diluted earnings per common share (Note 7)	$ 0.09	$ 0.19

See accompanying notes.

TAYCO DEVELOPMENTS, INC.

Statements of Changes in Stockholders' Equity

For the years ended May 31, 2004 and 2003

	Common	Paid-in	Retained	Treasury
	Stock	Capital	Earnings	Stock

Balance, May 31, 2002	$ 49,696	$ 670,605	$ 2,414,422	$ (5,629)

Net income for the year ended May 31, 2003	-	-	186,635	-

Balance, May 31, 2003	49,696	670,605	2,601,057	(5,629)

Net income for the year ended May 31, 2004	-	-	94,001	-

Treasury stock acquired	-	-	-	(5,826)

Balance, May 31, 2004	$ 49,696	$ 670,605	$ 2,695,058	$ (11,455)

See accompanying notes.

TAYCO DEVELOPMENTS, INC.

Statements of Cash Flows

For the years ended May 31,	2004	2003

Cash flows from operating activities:
Net income	$ 94,001	$ 186,635
Adjustments to reconcile net income to net cash flows from
operating activities:
Depreciation and amortization	15,920	17,746
Equity in net income of affiliates	(385)	(101,627)
Gain on settlement of officer life insurance policies	(53,552)	-
Deferred income taxes	-	(600)
Changes in other assets and liabilities:
Prepaid income taxes	28,564	(38,401)
Prepaid expenses	1,771	1,875
Accrued payroll	(3,685)	1,937
Accrued income taxes	-	(10,016)
Accrued expenses	4,268	(248)
Net cash flows from operating activities	86,902	57,301

Cash flows from investing activities:
Increase in short-term investments	(2,863)	(2,720)
Increase in receivable - affiliate, net	(214,212)	(21,370)
Proceeds from settlement of officer life insurance policies	158,610	-
Increase in cash value of life insurance	-	(9,775)
Acquisition of patents	(1,325)	-
Net cash flows for investing activities	(59,790)	(33,865)

Cash flows for financing activities:
Acquisition of treasury stock	(5,826)	-

Net increase in cash	21,286	23,436

Cash - beginning	24,806	1,370

Cash - ending	$ 46,092	$ 24,806

See accompanying notes.

TAYCO DEVELOPMENTS, INC.

Notes to Financial Statements

1

1.  Summary of Significant Accounting Policies:

Nature of Operations:

Tayco Developments, Inc. (the Company) is a patent holding company engaged in research, development and licensing services for use in the manufacturing operation of its affiliate, Taylor Devices, Inc. (Devices). The Company's revenues are derived from services provided to Devices (see Note 8).

Short-Term Investments:

Short-term investments consist of certificates of deposit with an original maturity of over three months.

Investments in Affiliates:

Investments in affiliates, where less than 50% but more than 20% of the outstanding stock is owned by the Company, are recorded on the equity method.

Research and Development:

The cost of material and labor incurred for research and development is expensed when incurred.

Intangible Assets:

Intangible assets consist of the cost of obtaining patents, which represent legal expenditures incurred for patents and patent applications, capitalized and amortized over their expected economic useful life, an average of 15 years, on a straight-line basis.

Property and Equipment:

Property and equipment is stated at cost net of accumulated depreciation.  Depreciation is provided using straight-line and accelerated methods. Estimated useful lives range from 5 to 7 years.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income.  Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities.  No temporary differences exist as of May 31, 2004 and 2003 which would otherwise give rise to deferred taxes on the accompanying balance sheets.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Reclassifications:

The 2003 financial statements have been reclassified to conform with the presentation adopted for 2004.

2.  Investments in Affiliates:

	2004	2003
Investment, at cost
Devices (approximately 25% ownership)	$ 375,866	$ 375,866
Tayco Realty Corporation
(Realty) (42% ownership)	102,400	102,400
	478,266	478,266
Cumulative equity in net
income of the affiliates	1,928,742	1,928,357
	$ 2,407,008	$ 2,406,623

Equity in net income (loss) of affiliates consisted of the following:

	2004	2003
Devices	$ (21,410)	$ 77,643
Realty	21,795	23,984
	$ 385	$101,627

The quoted market value of Devices at May 31, 2004 and 2003 was $1,576,501 and $1,712,527.  The market value for Realty is not available.

The cost of the investments in the affiliates exceeded the Company's share of the underlying book value of net assets of these affiliates by $179,226 at the various dates of acquisition, and this excess ($60,843 balance at May 31, 2004) was amortized on a straight-line basis over 40 years, by reducing reported equity in net income of affiliates.  In accordance with SFAS 142 Goodwill and Other Intangible Assets, amortization of the remaining balance was ceased at May 31, 2002.  The common shares of Realty and approximately 57% of the common shares of Devices owned by the Company are unregistered and, therefore, their marketability is limited.

Following is a summary of the consolidated financial position and results of operations of these affiliates:

	2004	2003
Balance sheet:
Current assets	$ 8,396,450	$14,162,400
Property and equipment, net	3,679,831	3,916,008
Other assets	1,073,740	1,368,494
	$ 13,150,021	$19,446,902

Current liabilities	$ 2,146,621	$ 8,615,277
Noncurrent liabilities	2,415,277	2,399,255
Stockholders' equity	8,588,123	8,432,370
	$ 13,150,021	$19,446,902
Income statement:
Sales, net	$ 13,021,402	$13,872,315
Net income (loss)	$ (58,621)	$ 350,943

3.  Property and Equipment:

	2004	2003
Laboratory equipment	$ 24,511	$ 24,511
Shop equipment	34,249	34,249
Furniture and fixtures	14,629	14,629
	73,389	73,389
Less accumulated depreciation	73,389	73,389
	$ -	$ -

4.  Intangible Assets:

	2004	2003
Patents	$ 283,795	$ 282,470
Less accumulated amortization	169,437	153,517
	$ 114,358	$ 128,953

Amortization expense for the years ended May 31, 2004 and 2003 was $15,920 and $16,190.

The estimated amortization expense for each of the five years subsequent to May 31, 2004 is:

2005	$15,667
2006	$14,525
2007	$14,077
2008	$13,371
2009	$12,622

5.  Cash Value of Life Insurance:

	2004	2003
Cash values	$ -	$178,414
Less policy loans	-	73,356
xx	$ -	$105,058

6.  Provision for Income Taxes:

	2004	2003
Current tax provision:	1	1
Federal	$ 15,000	$ 24,400
State	8,000	7,800
	23,000	32,200
Deferred tax provision (benefit):
Federal	-	(500)
State	-	(100)
	-	(600)
	$ 23,000	$ 31,600

A reconciliation of the provision for income taxes at the statutory rate to income tax provision at the Company's effective rate is as follows:

	2004	2003
Computed tax at the expected
statutory rate	$ 39,800	$ 39,600
State tax - net of Federal tax benefit	5,300	5,100
Tax effect of permanent differences	(17,900)	-
Effect of graduated Federal rates	(6,200)	(13,100)
Other	2,000	-
	$ 23,000	$ 31,600

Income on undistributed earnings from affiliates are considered to be permanently reinvested, and therefore no provision for deferred income taxes has been recorded.

7.  Earnings Per Common Share:

Basic earnings per common share have been computed based upon the weighted average of common shares outstanding during the year.  The number of shares used in the computation of basic and diluted earnings per share was 989,639 and 990,213 for the years ended May 31, 2004 and 2003.

8.  Related Party Transactions:

Royalty revenues were earned from Devices for the use of Company patents in its manufacturing operations.

Research and development revenues were earned from services performed by Company research engineers for Devices.

The Company leases office and laboratory facilities from Devices at a current annual rental of $12,000. Rental expenses under the lease were $12,000 for the years ended May 31, 2004 and 2003.

Included in interest income for the year ended May 31, 2004, is $26,300 earned from Devices for non-current receivables.  The interest was calculated using the average balance owed by Devices during each fiscal quarter at a rate equal to the prevailing prime rate less .25%.  Subsequent to May 31, 2004, Devices issued an unsecured promissory note payable to the Company for $775,716, the outstanding balance at May 31, 2004.  Interest, at 5% per year, is receivable monthly through June 2005, when any unpaid principal is due to be received.

9.  Fair Value of Financial Instruments:

The carrying amounts of cash, receivables and accrued expenses approximates fair value because of the short maturity of these instruments.

10.  Cash Flows Information:

	2004	2003
Interest paid	$ -	$ 1,316

Income taxes paid (refunded)	$ (5,564)	$ 80,617